Exhibit 1
Schedule A to Piper Sandler & Co. Form BD
BD - Direct Owners/Executive Officers

Organization CRD Number 665   Organization Name: PIPER SANDLER & CO.

Organization SEC Number: 8-15204   Applicant Name: PIPER SANDLER & CO.

Full Legal Name	Domestic, Foreign, Individual	Status	Date Status Acquired	Ownership Code	Control Person	Public Reporting Company	CRD No., EIN, SSN, IRS NO.
SCHONEMAN, DEBRA LYNN	Individual	PRESIDENT, BOARD MEMBER	01/2018	Less than 5 pct	Y	N	1980635
PIPER SANDLER COMPANIES	Domestic Entity	PARENT	12/2003	75 pct or more	Y	Y	30-0168701
COX, MICHAEL EDWARD	Individual	CO-HEAD OF EQUITIES, BOARD MEMBER	02/2018	Less than 5 pct	Y	N	4248868
GEELAN, JOHN WILLIAM JR.	Individual	CHIEF LEGAL OFFICER	01/2013	Less than 5 pct	Y	N	4905460
DOYLE, JONATHAN JAY	Individual	HEAD OF FINANCIAL SERVICES GROUP	01/2020	Less than 5 pct	Y	N	2108121
ABRAHAM, CHAD RICHARD	Individual	CHAIRMAN, CEO, BOARD MEMBER	01/2018	Less than 5 pct	Y	N	2190836
FAIRMAN, FRANCIS EVARTS IV	Individual	HEAD OF PUBLIC FINANCE SERVICES, BOARD MEMBER	07/2005	Less than 5 pct	Y	N	1171131
CARTER TIMOTHY LEE	Individual	CFO, BOARD MEMBER	01/2018	Less than 5 pct	Y	N	2676342
DILLAHUNT, MICHAEL RAY	Individual	CO-HEAD INV BKG & CAP MKTS, BOARD MEMBER	03/2021	Less than 5 pct	Y	N	3056486
LARSEN, BRIDGET TERE	Individual	CHIEF COMPLIANCE OFFICER	04/2021	Less than 5 pct	Y	N	6643130